Exhibit 1

FOR IMMEDIATE RELEASE	2 July 2012

WPP plc (“WPP”)

GroupM agrees to acquire media planning and buying agency, Alchemedia in South Korea

WPP announces that its wholly owned operating company, GroupM, WPP’s global media investment management arm, has agreed to acquire Alchemedia Inc. (“Alchemedia”), a media planning & buying agency in South Korea.

Founded in 2004 and based in Seoul, Alchemedia is an independent media planning & buying agency. Alchemedia will be merged into GroupM Korea, and the combined company’s client roster will include Audi, GSK, Hicos Fragrances, IBM, LG Electronics, Lock & Lock, Procter & Gamble, Sejung Fashion, Red Bull, Rolex and VW.

Alchemedia’s audited revenues for the year ended 31 December 2011 were KRW 1.4 billion, with gross assets of KRW 10.0 billion.

This investment continues WPP’s strategy of developing its networks in fast-growing and important markets and sectors. South Korea’s media spend in 2012 is forecast to reach KRW 9.95 trillion, an increase of 6.5% percent from the previous year, according to GroupM.

In South Korea, WPP group companies collectively employ 1,400 people, (including associates) with revenues of more than $200 million.

Contact: Feona McEwan, WPP www.wpp.com	T. +44-20 7408 2204